Exhibit 21.1

SUBSIDIARIES OF ENVISTA HOLDINGS CORPORATION

A list of certain subsidiaries of Envista Holdings Corporation is set forth below, indicating as to each the state or jurisdiction of organization. Subsidiaries not included in the list are omitted because, in the aggregate, they are not significant as permitted by Item 601(b)(21) of Regulation S-K.

Name	Jurisdiction of Organization
Dental Imaging Technologies Corporation	California
Implant Direct Sybron International LLC	Nevada
Kerr Corporation	Delaware
Metrex Research, LLC	Wisconsin
Nobel Biocare Deutschland GmbH	Germany
Nobel Biocare Services AG	Switzerland
Nobel Biocare USA LLC	Delaware
Ormco BV	Netherlands
Ormco Corporation	California
PaloDEx Group OY	Finland
EH Germany GmbH	Germany
DH Dental Employment Services LLC	Delaware
DH Dental Business Services LLC	Delaware
Carnassial Corporation	Canada
Spofa Dental a.s.	Czech Republic
Carestream Dental Technology Shanghai Co. Ltd.	China